Exhibit 5.1

[Letterhead of Simpson Thacher & Bartlett LLP]

October 2, 2017

Allegion plc

Block D, Iveagh Court

Harcourt Road, Dublin 2

Ireland

Ladies and Gentlemen:

We have acted as United States counsel to Allegion US Holding Company Inc., a Delaware corporation (the “Company”) and Allegion plc, an Irish public limited company (the “Guarantor”, and together with the Company, the “Allegion Entities”), in connection with the Registration Statement on Form S-3 (File No. 333-204424) (the “Registration Statement”) filed by the Company and the Guarantor with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the issuance by the Company of $400,000,000 aggregate principal amount of its 3.200% Senior Notes due 2024 (the “2024 Notes”) and $400,000,000 aggregate principal amount of 3.550% Senior Notes due 2027 (the “2027 Notes” and, together with the 2024 Notes, the “Notes”), unconditionally guaranteed by the Guarantor (the “Guarantee”) pursuant to the Indenture dated as of October 2, 2017 (the “Base Indenture”), among the Company, the Guarantor and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by

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the first supplemental indenture, dated as of October 2, 2017 (the “2024 Notes Supplemental Indenture”), relating to the 2024 Notes, and as further amended and supplemented by the second supplemental indenture, dated as of October 2, 2017 (the “2027 Notes Supplemental Indenture” and, together with the Base Indenture and the 2024 Notes Supplemental Indenture, the “Indenture”), relating to the 2027 Notes.

We have examined the Registration Statement; the Indenture (including the terms of the Guarantee set forth therein); duplicates of the global notes representing the Notes; and the Underwriting Agreement dated September 18, 2017 (the “Underwriting Agreement”) among the Company, the Guarantor and the several underwriters named therein. We also have examined the originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Allegion Entities.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that (1) the Guarantor is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorized, executed and delivered the Indenture and its Guarantee in accordance

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with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, issuance, delivery and performance by the Guarantor of the Indenture and its Guarantee, do not violate the law of the jurisdiction in which it is organized or any other applicable laws (except the law of the State of New York and the federal law of the United States as to which no assumption is made) and (3) the execution, issuance, delivery and performance by the Guarantor of the Indenture and its Guarantee do not constitute a breach or violation of, or require any consent to be obtained under, any agreement or instrument that is binding upon it or its organizational documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Notes have been duly authorized, executed and issued by the Company and, assuming due authentication of the Notes by the Trustee, and upon payment and delivery in accordance with the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

2. The Guarantee has been duly issued by the Guarantor in accordance with the law of the State of New York and, assuming the due authentication of the Notes by the Trustee, and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantee will constitute a valid and legally binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) to the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) Sections 115 and 514 of the Base Indenture relating to the waiver of certain rights and defenses and (ii) Section 110 of the Base Indenture and Section 304 of each of the 2024 Supplemental Indenture and the 2027 Supplemental Indenture relating to severability of provisions of the Indenture.

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In connection with the provisions of the Indenture under which the Company and the Guarantor submit to the jurisdiction of any U.S. federal court in the Borough of Manhattan, The City of New York, we note the limitations on original jurisdiction of the U.S. federal courts under 28 U.S.C. §§ 1331 and 1332. In connection with the provisions of the Indenture and the Underwriting Agreement which relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under NYCPLR § 510 a New York State court may have discretion to transfer the place of trial and under 28 U.S.C. § 1404(a) a U.S. District Court has discretion to transfer an action from one U.S. federal court to another. We also note that the recognition and enforcement in New York State courts or U.S. federal courts sitting in the State of New York of a foreign judgment obtained against the Company and the Guarantor is subject to the Uniform Foreign Money Judgments Recognition Act (53 C.P.L.R. § 5301 et. seq.).

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Guarantor filed with the Commission in connection with the offer and sale of the Notes by the Company and to the use of our name under the caption “Legal Matters” in the related prospectus.

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Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP